EXHIBIT 11.1
Earnings Per Share
CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income Per Share of Common Stock

Year Ended
(in thousands, except per share data)	December 31, 2005
Basic
Shares outstanding at the start of the period	74,528
Weighted average of new shares issued during the period	—
Weighted average of treasury shares issued during the period for exercise of stock options, other stock compensation plans, and acquisitions	909
Weighted average of treasury shares purchased during the period	(785)

Average shares outstanding – basic	74,652

Effect of Dilutive Securities
Average dilutive shares outstanding – assuming dilution	912

Average shares outstanding – diluted	75,564

Net income	$89,594

Income Per Common Share – Basic
Net income	$1.20

Income Per Common Share – Diluted
Net income	$1.19

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